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 **Eric Creekmore** · You
Founder
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1mo · 🌐 ···

Updates for **Thr Technologies Inc.**!

We're right on track to deliver one-of-a-kind ...more

 **Invest in Thr Technologies Inc.: Just Launched! The future of...**
wefunder.com

👍 Adam Bremer and 2 others   1 comment

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 **Adam Bremer** · 1st
Site Manager at Amazon
1mo · Edited · 🌐

If you're looking for an investment that fosters essential connections and ensures you don't miss out on important opportunities, this is it! Let me introduce you to   ...more

 **Invest in Thr Technologies Inc.: Just Launched! The future of...**
wefunder.com

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